Exhibit 99.1

Vipshop Announces Strategic Acquisition of Shan Shan Outlets

Guangzhou, China, July 10, 2019 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced that it has, through one of its wholly-owned subsidiaries, entered into a share purchase agreement (the “Share Purchase Agreement”) with Ningbo Xingtong Chuangfu Equity Investment Partnership and Shan Shan Group Co., Ltd., in connection with the acquisition from the Sellers of 100% of the registered capital and the corresponding equity interests in Shan Shan Commercial Group Co., Ltd., a leading player in the outlets industry in China (“Shan Shan Outlets”). Pursuant to the Share Purchase Agreement, the total consideration for the proposed acquisition payable by Vipshop to the two sellers is RMB2.9 billion in cash installments. The acquisition was closed concurrently with signing.

“We are delighted to have reached an agreement to acquire Shan Shan Outlets,” said Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop. “This represents another milestone in our efforts to explore online and offline integration in our core business. Through this highly strategic transaction, we will gain presence in the offline outlet business in China, which further enhances our ecosystem and fortifies our leading position in China’s discount retail segment. We look forward to working with the Shan Shan Outlets team and welcoming them to the Vipshop family.”

Headquartered in Ningbo, Zhejiang Province, China, Shan Shan Outlets currently operates five outlets in Ningbo, Taiyuan, Harbin, Zhengzhou, and Nanchang, with another five outlets in the pipeline.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Investor Relations Contact:

Vipshop Holdings Limited

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com